SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Kopin Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

500600101

(CUSIP Number)

John C.C. Fan

Chief Executive Officer

Kopin Corporation

125 North Drive

Westborough, MA 01581

(508) 870-5959

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 17, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 500600101

1	Names of reporting persons. John C.C. Fan
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 3,480,685
	8	Shared voting power 0
	9	Sole dispositive power 3,480,685
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 3,480,685
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 5.2%[1]
14	Type of reporting person (see instructions) IN

[1]	The aggregate percentage of shares of Common Stock reported as owned by Mr. Fan herein is based upon 66,448,451 outstanding shares of Common Stock as of August 20, 2015. Mr. Fan does not hold any options that are exercisable within 60 days of August 20, 2015.

ITEM 1.	Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (this “Statement”) relates is the common stock, par value $0.01 per share (the “Common Stock”), of Kopin Corporation, a Delaware corporation (“Kopin” or the “Company”). The principal executive offices of the Company are located at 125 North Drive, Westborough, Massachusetts 01581.

This Statement is being filed in order to report the ownership and to reflect the acquisition of Common Stock by the reporting person (as herein defined).

ITEM 2.	Identity and Background.

(a) The name of the reporting person in this statement is John C.C. Fan.

(b) The business address of Mr. Fan is c/o Kopin Corporation, 125 North Drive, Westborough, Massachusetts 01581.

(c) Mr. Fan is the Chief Executive Officer, Chairman of the Board and founder of Kopin, a leading inventor, developer, manufacturer and seller of wearable technologies, which include components and concept systems. The principal executive offices of Kopin are located at 125 North Drive, Westborough, Massachusetts 01581.

(d) During the last five years, Mr. Fan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Fan has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Fan is a citizen of the United States of America.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Mr. Fan used his personal funds to acquire (i) 44,400 shares of Common Stock on August 13, 2015 at a price per share of $2.75, (ii) 44,400 shares of Common Stock on August 14, 2015 at a price per share of $2.69, (iii) 58,200 shares of Common Stock on August 17, 2015 at a price per share of $2.74, (iv) 58,200 shares of Common Stock on August 18, 2015 at a price per share of $2.91, (v) 54,634 shares of Common Stock on August 19, 2015 at a price per share of $2.86, and (vi) 40,166 shares of Common Stock on August 20, 2015 at a price per share of $2.90, pursuant to a series of open market purchases effected during a trading window permitted by the Company’s Insider Trading Policy.

ITEM 4.	Purpose of Transaction.

Mr. Fan acquired the shares of Common Stock as a personal investment.

Mr. Fan may determine from time to time in the future, based on market and general economic conditions, the business affairs and financial conditions of the Company, the availability of securities at favorable prices and alternative investment opportunities available to him, and other factors that he may deem relevant, to acquire additional securities of the Company in the open market, in privately negotiated transactions or otherwise, or to sell some or all of the securities he now holds or hereafter acquires as set forth above or otherwise.

Except as stated in response to this Item 4, Mr. Fan has no current plans or proposals with respect to the Company or its securities of the types enumerated in paragraphs (a) through (j) of Item 4 of the information required by Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended.

ITEM 5.	Interest in Securities of the Issuer.

Mr. Fan is the holder of record of 3,480,685 shares of Common Stock. Mr. Fan has sole voting and dispositive power over these shares. Mr. Fan holds no options that are exercisable within 60 days of August 20, 2015. Mr. Fan acquired an aggregate of 300,000 shares of Common Stock in a series of transactions between August 13, 2015 and August 20, 2015, as more fully described in Item 3 of this Statement, pursuant to a series of open market purchases effected during a trading window permitted by the Company’s Insider Trading Policy.

The aggregate number of shares of Common Stock either held of record or beneficially owned by Mr. Fan represent approximately 5.2% of Kopin’s outstanding Common Stock. The aggregate percentage of shares of Common Stock reported as owned by Mr. Fan herein is based upon 66,448,451 total outstanding shares of Common Stock of the Company as of August 20, 2015.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

ITEM 7.	Material to be Filed as Exhibits.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 24, 2015

/s/ John C.C. Fan
John C.C. Fan
Chief Executive Officer of Kopin Corporation